UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

1 Temasek Avenue

#10-02 Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Loan Agreement

On March 1, 2024, a wholly owned subsidiary of Grindrod Shipping Holdings Ltd. (the “Company,” “Grindrod Shipping,” “we” or “us”), Grindrod Shipping Pte. Ltd., entered into a US$83.0 million reducing revolving credit facility (which may be increased by an optional reducing revolving accordion credit facility of US$30.0 million) with Nordea Bank ABP, Filial I Norge, as facility agent and security agent, and Nordea Bank ABP, Filial I Norge and Skandinaviska Enskilda Banken AB (Publ), Singapore Branch, as lenders, (the “New Facility”) for the purpose of refinancing the existing $114.1 million senior secured term loan facility with Crédit Agricole Corporate and Investment Bank and Hamburg Commercial Bank AG (the “Refinanced Facility”). The New Facility was subject to certain conditions precedent which were satisfied on March 7, 2024, and the New Facility was fully drawn on March 8, 2024. Grindrod Shipping is a party, as guarantor, to this agreement. The New Facility has a three-year term, and reduces quarterly, with payment of the outstanding amount on the maturity date. The New Facility bears interest at a rate of Term SOFR plus 2.65% per annum and is secured by, amongst other security, a mortgage over eight vessels (namely IVS Phinda, IVS Sparrowhawk, IVS Thanda, IVS Tembe, IVS Sunbird, IVS Wentworth, IVS Swinley Forest and IVS Gleneagles) and a guarantee by Grindrod Shipping. Under the New Facility, the Company is subject to certain customary covenants, including certain financial covenants, under the most stringent of which Grindrod Shipping, on a consolidated basis, must maintain:

•	cash and cash equivalents of no less than the higher of (a) $500,000 per owned or bareboat chartered in vessel and (b) 5% of interest-bearing debt of the Group;
•	Adjusted Equity of no less than the higher of (a) 40% of the sum of the liabilities of the Group and Adjusted Equity and (b) $175,000,000; and
•	Positive Working Capital,

where (i) Adjusted Equity means the total equity presented in the most recent consolidated financial statements and/or management accounts delivered to the facility agent, by adjusting the vessels’ book values to their current market values obtained through Approved Valuers (as defined in the facility agreement) and (ii) Positive Working Capital means that current assets are greater than the current liabilities.

The financial covenants above replace the covenants under the Refinanced Facility previously reported and are consistent with the covenants across the other credit facilities of Grindrod Shipping.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: March 8, 2024	/s/ Edward Buttery
Name: Edward Buttery
Title: Chief Executive Officer

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